Exhibit 21.1

Subsidiaries of Approach Resources Inc.

Name	Jurisdiction of Incorporation or Formation
Approach Oil & Gas Inc.	Delaware
Approach Operating, LLC	Delaware
Approach Delaware, LLC	Delaware
Approach Resources I, LP	Texas
Approach Services, LLC	Delaware
Approach Midstream Holdings, LLC	Delaware